

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 1, 2017

<u>Via E-mail</u>
Mr. Jon R. Moeller
Chief Financial Officer
Procter & Gamble Co.
One Procter & Gamble Plaza
Cincinnati, OH 45202

> **Re:** **Procter & Gamble Co.**
> **Form 10-K for Fiscal Year Ended June 30, 2017**
> **Filed August 7, 2017**
> **File No. 1-00434**

Dear Mr. Moeller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2017

General

1.	You stated in your letter to us dated January 21, 2015 that your subsidiaries sold and would continue to sell products into Sudan and Syria. Sudan and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not discuss in the Form 10-K contacts with Sudan or Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any goods you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comments above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Significant Accounting Policies and Estimates

Goodwill and Intangible Assets, page 28

3.	We note the Shave Care goodwill and Gillette indefinite-lived intangible asset cushions have decreased to below 10% in fiscal year 2017. As these assets appear material in relation to your total assets, please expand your disclosures in future filings beginning with your next quarterly report, to provide: a comprehensive description of the specific material assumptions that drive the estimated fair values, a discussion of the uncertainties associated with each key assumption, a discussion of potential events, trends and/or circumstances that could have a negative effect on estimated fair values, and a sensitivity analyses that demonstrate how changes in each key assumption would impact estimated fair values.

Measures Not Defined by U.S. GAAP

Core EPS, page 31

4.	We note you disclose an adjustment for certain European legal matters in your determination of Core EPS for fiscal 2016. Please explain why there is not a similar adjustment for 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W John Cash

W. John Cash
Branch Chief

Office of Manufacturing and Construction